SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

COMMISSION FILE NUMBER 001-01136

    A.    Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

    B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

Route 206 & Province Line Road
Princeton, New Jersey 08543
(609)252-4621

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
Date: June 5, 2026	By:	/s/ Sandra Ramos-Alves
Sandra Ramos-Alves Senior Vice President and Treasurer, Chairperson, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program
and the Bristol-Myers Squibb Company Savings Plan Committee:

Opinion to the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program’s financial statements. The supplemental information is the responsibility of the Program’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information in the accompanying schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in the accompanying schedules, in all material respects, in relation to financial statements as a whole.

We have served as the auditor of the Program since 2010.

/s/ Withum Smith + Brown, PC

June 5, 2026
Princeton, New Jersey
PCAOB ID Number: 100

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

(Dollars in Thousands)	2025	2024
Assets:
Participant directed investments, at fair value:
Program's interest in the Savings Plan Master Trust (Note 4)	$245,719	$232,882

Receivables:
Employer contributions	2,829	3,182
Participant contributions	198	190
Dividend receivable	148	—
Notes receivable from participants	3,267	3,160
Total receivables	6,442	6,532

Net Assets Available for Benefits	$252,161	$239,414

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

(Dollars in Thousands)
Additions:
Program’s share of net investment income in the Savings Plan Master Trust	$34,206
Contributions:
Employer contributions	5,928
Participant contributions	7,389
Rollover contributions	264
Interest on notes receivable from participants	273
Total additions	48,060

Deductions:
Distributions and withdrawals	(35,020)
Administrative expenses	(293)
Total deductions	(35,313)

Increase in net assets before transfers	12,747

Net transfers into Program	—

Increase in net assets	12,747

Net Assets Available for Benefits:
Beginning of Year	239,414
End of Year	$252,161

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the U.S. Code) and is sponsored by Bristol-Myers Squibb Puerto Rico, Inc. (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is intended to qualify under Sections 401(a), 401(m) and 401(k) of the U.S. Code and Sections 1081.01(a) and (d) of the Internal Revenue Code for a New Puerto Rico (the PR Code), the trust forming a part thereof is intended to be exempt from taxation under Section 501(a) of the U.S. Code and Section 1081.01(a) of the PR Code, respectively.

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents for more complete disclosure of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary with respect to Program assets. Fidelity Workplace Services, LLC provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Savings Plans Master Trust (the Savings Plan Master Trust or Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Certain assets of the Program are invested in the Savings Plan Master Trust, and the Master Trust also holds assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan. The Program's trustee and recordkeeper maintains a separate account for the associated Program assets and liabilities held within the Master Trust and each individual plan holds a divided interest in the Master Trust. Investments and net investment income/(loss) from investments are allocated to participating programs based on each program's participation in investment options within the Master Trust.

Employee Eligibility – In general, any Puerto Rico employee who has completed one hour of service and is not covered by a collective bargaining agreement is eligible to participate in the Program following their date of hire.

Participant Contributions – Participants can elect to contribute from 2% up to 75% of their eligible compensation on a pre-tax and/or after-tax basis, in all events, subject to the applicable rules under the U.S. Code and the PR Code. Of a participant's total contributions, only at most 15% can be traditional after-tax contributions. Under the PR Code, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s eligible compensation. The definition of eligible compensation as stated in the Program's governing documents applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and generally includes base salary or wages, annual bonuses, sales bonuses, Commonwealth of Puerto Rico mandated bonuses, overtime, shift differentials and merit payments, but excludes any commissions. If an eligible employee does not enroll or opt out, automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These automatic contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. Subject to certain restrictions imposed on participants who are eligible to participate in the Bristol-Myers Squibb Puerto Rico, Inc. Benefit Equalization Plan – Savings and Investment Program, which are described in more detail in the governing Program documents, the participant may change the contribution rate, including ceasing all elective contributions, and may elect pretax or after-tax, or a combination of pre-tax and after-tax contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program also has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 75%.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable U.S. Code, PR Code and Program limits, subject to applicable U.S. Code and PR Code limits and guidelines that apply to Catch-up contributions. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 5% of the participant’s eligible compensation.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

The Company may also make an additional discretionary annual contribution for each eligible employee, regardless of whether the eligible employee contributes to the Program. The additional annual contribution is determined as a defined percentage of eligible compensation, which ranges from 2% up to 4% based on points equal to the sum of the employee's age plus years of service, rounded up, as of December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program's governing documents, on the last business day of the plan year for which the contribution is made in order to receive an additional annual contribution. The limited exceptions include otherwise eligible employees not actively at work on the last day of the year due to death, long-term disability, or retirement during the year or due to involuntary termination effective on or after September 30 of the year or if an employee is involuntarily terminated and qualifies for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service (with a minimum of 10 years) is equal to or greater than 70.

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust” for further information regarding investments.

The Program provides for a 25% maximum investment percentage limit on modifications to contribution allocations and/or exchanges of balances into the Company Stock Fund. Any exchanges of existing fund balances into the Company Stock Fund are limited to 25% of a participant's total market value in the Program. There is no requirement for a participant to exchange funds out of the Company Stock Fund to reduce to the 25%. Also, if a participant changes his/her investment mix allocation election for future contributions and the direction impacts any investment mix that includes the Company Stock Fund, the participant is required to modify the allocations to adhere to the Company Stock Fund 25% maximum.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax, catch-up and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program amount.

Notes Receivable from Participants – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s vested account balance under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within ten years. Loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Program's governing documents. Repayments and interest are credited to the Program account of the participant. Such currently outstanding loans mature through 2035.

Withdrawals Prior to Retirement or other Termination of Employment – The Program includes provisions that allow a participant to withdraw all or a portion of the employee and vested employer contributions, in certain limited circumstances, such as due to financial hardship, after attainment of age 59-1/2, or when receiving disability payments from a Company long-term disability plan. Restrictions imposed on withdrawals during employment are described in detail in the Program’s governing documents and are subject to income taxes and a 10% additional tax imposed by the U.S. Code unless an exception applies.

Vesting – Matching contributions vested over a 3-year period at a rate of 33% after one year of service a participant completed, 67% after 2 years of service, and 100% after 3 years of service and additional annual contributions vested at the rate of 20% for each year of qualifying service. In addition, a participant became 100% vested in Company contributions regardless of his or her years of service upon death or if, while employed by the Company, the participant attained the age 65, or if there was a “change in control” as defined in the Bristol-Myers Squibb Company Change in Control Separation Benefits Plan. A participant is always 100% vested in his or her pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as any earnings thereon.

Effective June 30, 2024, all participant accounts were fully vested. Further, all employer contributions made on or after July 1, 2024 are 100% vested.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of Company contributions credited to his or her account are forfeited (as of the earlier of: (1) when the participant receives a distribution of his or her entire vested account balance or (2) the end of the period of five consecutive one year breaks in service) and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2025, forfeitures were used to reduce Program expenses by $87 thousand and no forfeitures were used to reduce matching contributions. The balance of unused forfeited funds available was $160 thousand and $416 thousand as of December 31, 2025 and 2024, respectively. Participants who return to work for the Company may immediately enroll in the Program and prior service generally will be taken into account for vesting purposes.

Partial Plan Termination – The Company determined that the Program experienced a partial termination beginning in 2023 as a result of the BMS strategic productivity restructuring initiative which commenced in 2023 and will continue through the end of 2027. Affected participants will become 100% vested in their Program accounts. In conjunction with this, affected participants who experienced a forfeiture in their Program accounts had forfeited funds of $180 thousand and lost earnings of $17 thousand reinstated to their accounts in May 2025. Forfeited funds available in the Program were used to fund the reinstatement.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant may defer their distribution payment until they reach the minimum required distribution (MRD) age or elect to receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. In the event of a participant's death, the participant's beneficiary can elect to receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 5 years. In all cases, the Program applies the minimum required distribution provisions of Section 401(a)(9) of the Code. Notwithstanding the foregoing, in the case of an account balance of $1,000 or less, a participant’s account balance will automatically be distributed.

Method of Payment – Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Company stock for the portion of the account invested in the Company Stock Fund.

Net Transfers – A participant's account could be transferred to another company's qualified defined contribution plan if required under the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2025 and 2024.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Program at any time at its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Record Keeping Fees – During 2025, the Program charged a recordkeeping fee of $31.50 per participant per year, deducted in quarterly increments, to cover plan administrative expenses. Effective January 1, 2026, the recordkeeping fee is changing from $31.50 to $25.00.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. Delinquent notes receivable are classified as distributions based upon the terms of the Program's governing documents.

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan are maintained in the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3 - Fair Value Measurement.”

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•Interest is recorded as earned.
•Dividends are recorded on the ex-dividend date.
•Purchases and sales of securities are recorded on a trade-date basis.
•Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – Unless otherwise noted here, all expenses incurred by the Program are the obligation of the Program and are payable from the Savings Plan Master Trust fund’s assets, unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. There were no reimbursements made to the Company in 2025. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on participants' account balances and amounts reporting in the Program’s financial statements.

Income Taxes and Tax Status – The Program is designed to meet the requirements of a qualified plan under Sections 401(a), 401(m) and 401(k) of the U.S. Code, and Sections 1081.01(a) and (d) of the PR Code. Because the Program is intended to qualify under both the U.S. Code and the PR code, it must meet the qualification requirements of both statutes.

In the Program’s latest U.S. Code determination letter dated October 12, 2017, the U.S. Internal Revenue Service (U.S. IRS) stated that the Program, as then designed, was in compliance in form with the applicable requirements of the U.S. Code. In the Program's latest PR Code determination letter dated May 2, 2025, the Department of the Treasury of the Commonwealth of Puerto Rico (the PR Treasury) stated the Program, as then designed, was in compliance with the applicable PR Code. Since receiving the determination letters, the Program was amended and the Company believes, to the best of its knowledge, that the Program is still in compliance with the Codes in form. The Company also believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the U.S. Code, the PR Code and ERISA and that the Program and Savings Plan Master Trust continue to be exempt from federal and Puerto Rico income taxes pursuant to Section 501(a) of the U.S. Code and Section 1081.01(a) of the PR Code, respectively. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual contributions, and the earnings thereon are not included in participants’ gross income for income tax purposes until distributed from the Program. The Company intends to apply for an updated PR Code determination letter during 2026.

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions.

There have been no material tax related interest or penalties for the periods presented in the financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:    Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.
Level 2:    Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets.
Level 3:    Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2025 and 2024.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•Mutual funds held by the Program are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the net asset value (NAV) of shares held at year end.

•Money market funds are valued at cost plus interest earned, which approximates fair value.

•Brokerage self-directed investments primarily consist of stocks, money market funds, mutual funds and common stocks that are valued at readily determinable quoted market prices. Brokerage self-directed investments also include certificates of deposit and bonds which are valued utilizing the observable prices for similar instruments.

•Common collective trust (CCT) fair values are determined by the respective trust managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2025 and 2024. CCTs can be redeemed daily.

•The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•Synthetic guaranteed investment contracts (GICs) held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Program.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers in or out of Level 3 during 2025 or 2024.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

The major classes of investments of the Savings Plan Master Trust and the Program's interest in the Savings Plan Master Trust as of December 31, 2025 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Program's Interest in Master Trust
Mutual Funds	$645,028	$—	$—	$645,028	$59,285
Bristol-Myers Squibb Company Stock	488,202	—	—	488,202	12,747
Money Market Funds	347,141	—	—	347,141	2,512
Self-Directed Brokerage Accounts	563,112	36,546	—	599,658	8,376
Total	$2,043,483	$36,546	$—	2,080,029	82,920

Investments Measured at Net Asset Value(a):
Common Collective Trusts				10,525,923	162,799
Net Assets, at Fair Value				12,605,952	245,719
Net Assets, at Contract Value (Note 5)				295,677	—
Total Net Assets				$12,901,629	$245,719

The major classes of investments of the Savings Plan Master Trust and the Program's interest in the Savings Plan Master Trust as of December 31, 2024 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Program's Interest in Master Trust
Mutual Funds	$617,761	$—	$—	$617,761	$54,803
Bristol-Myers Squibb Company Stock	554,933	—	—	554,933	13,935
Money Market Funds	330,035	—	—	330,035	2,299
Self-Directed Brokerage Accounts	460,217	37,755	—	497,972	7,104
Total	$1,962,946	$37,755	$—	2,000,701	78,141

Investments Measured at Net Asset Value(a):
Common Collective Trusts				9,317,512	154,741
Net Assets, at Fair Value				11,318,213	232,882
Net Assets, at Contract Value (Note 5)				359,134	—
Total Net Assets				$11,677,347	$232,882

(a)    In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Certain of the Program’s money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Program, which are further described in "Note 7 - Exempt Party-In-Interest Transactions."

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2025 was as follows:

(Dollars in Thousands)
Net investment income
Interest income	$40,821
Dividend income	39,835
Net appreciation in fair value of investments	1,825,628
Total net investment income	$1,906,284

Program's share of net investment income in the Savings Plan Master Trust	$34,206

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two CCTs.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Program in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Program. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Program include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Program through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2025 and 2024 were as follows:

(Dollars in Thousands)	2025	2024
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$295,677	$359,134

Collective Trust Funds:
Galliard Stable Return Fund E, at Fair Value	13,640	15,411
SEI Short-Term Investment Fund II, at Fair Value	6,091	5,934
Total Fixed Income Fund Investments	$315,408	$380,479

NOTE 6 – RECONCILIATION TO FORM 5500

The Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2025:

(Dollars in Thousands)
Program’s share of net investment income in the Savings Plan Master Trust per the financial statements	$34,206
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(293)
Net investment income from Master Trust investment accounts per the Form 5500	$33,913

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2025:

(Dollars in Thousands)
Total additions per the financial statements	$48,060
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(293)
Total income per the Form 5500	$47,767

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2025 and 2024, the fair value of the Program's portion of investments managed by affiliates of Fidelity Trust were $74.1 million and $70.7 million, respectively. This includes the Company Stock Fund, which is further detailed below.

As of December 31, 2025 and 2024, the Program's portion of the shares held by the Savings Plan Master Trust were 0.2 million, of Company common stock with a cost basis of $10.2 million and $10.6 million, respectively. During the year ended December 31, 2025, the Program recorded dividend income on the Company’s common stock of $0.7 million. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Program participants borrowed from the Program. As of December 31, 2025 and 2024, the outstanding loans of the Program participants were $3.3 million and $3.2 million, respectively, with interest rates ranging from 4.25% to 9.50% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS

Certain participant contributions and loan repayments, identified in the Schedule of Delinquent Participant Contributions, which totaled $52 thousand related to the 2025 Program tax year were not remitted to the Plan within the timeframe prescribed by the DOL. This was deemed to be a prohibited transaction in accordance with ERISA and the Code. The contributions and loan repayments were deposited several days later than the Company's standard remittance timeline. The Company is in the process of correcting the transaction, including compensating participants for lost earnings resulting from the delay. Lost earnings were not material.

NOTE 9 - SUBSEQUENT EVENTS

The Program has evaluated subsequent events occurring after the date of the financial statements through June 5, 2026, which is the date the financial statements were available to be issued. Based upon that evaluation, the Program has determined that no subsequent events other than those already disclosed in Note 1 have occurred which require adjustment to, or disclosure in, the financial statements.

FORM 5500, SCHEDULE H, PART IV, LINE (4a)	PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2025
(IN THOUSANDS)

Participant Contributions Transferred Late to the Plan		Total That Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2025	$52	$—	$—	$52	$—

See report of independent registered public accounting firm.
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FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	—	$245,719

*	Program participants	Participant loans, with varying maturity dates through 2035 and interest rates ranging from 4.25% to 9.50%	—	3,267

		Total		$248,986
*    Denotes a party-in-interest to the Program.
**    Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.
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